

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

John J. Lipinski
Chief Executive Officer and President
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

Re: CVR Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171270

Dear Mr. Lipinski:

   We have reviewed your responses to the comments in our letter dated January 14, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 4 and reissue in part. In your response, you support the statement that you have been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America with estimates, averages and assumptions rather than actual cost information regarding your competitors. Please revise to characterize this as a statement of belief rather than fact.

2. We note your response to our prior comment 6. Please confirm that you intend to submit the artwork for our review prior to distributing the preliminary prospectus.

Our Competitive Strengths, page 2

3. Refer to our previous comment 9. Please revise your presentation of net sales and cash available for distribution to a format similar to your presentation of EBITDA; that is, to the extent that you present EBITDA in a bar chart format, the corresponding net sales and cash available for distribution should also be in a similar bar chart format.

4. Also, in light of the actual amounts shown for 2009 and the last twelve months ended September 30, 2010, please expand the lower end of the table to show the illustrative EBITDA based on average plant gate prices per ton for UAN and ammonia of $125-175 and $250-350, respectively.

September 2010 UAN Vessel Rupture, page 72

5. We note your disclosure that repairs are expected to be substantially complete prior to the end of December 2010. Please revise to update accordingly.

Summary Compensation Table, page 121

6. We note your response to our prior comment 36 and reissue. The annual cash bonuses provided for in each of the named executive officers' employment agreements are based on individual and/or company performance criteria established for each fiscal year by the Compensation Committee and are targeted at a percentage of base salary. It appears, therefore, that the named executive officers are provided with a target bonus amount and performance criteria at the beginning of a fiscal year, the achievement of which results in the payment of an annual bonus. Please tell us why the annual bonus provisions in these employment agreements do not provide for compensation intended to serve as incentive for performance to occur over a specified period. In your response, please discuss the individual and/or company performance criteria that were established for the most recent fiscal year and how the Compensation Committee arrived at the specific bonus awards for each of the named executive officers.

Financial Statements

General

7. Refer to our previous comment 41. As you have significant supply agreements with CVR Energy, in particular the pet coke supply agreement, and you recognize CVR Energy as a related party, it appears there are material transactions which should be presented as related party items on your income statement and statement of cash flows in addition to your balance sheet, as required by Rule 4-08(k) of Regulation S-X. Please revise or tell us why such revision is not appropriate.

Consolidated Statements of Operations, page F-3

8. We note your response to our previous comment 46 characterizes the shared services agreements (excluding the hydrogen agreement) as reimbursements. Please tell us why you have not recorded them in accordance with FASB ASC 605-45-45-23, which indicates that reimbursements received for out-of-pocket expenses incurred shall be characterized as revenue in the income statement, with the expenses characterized as direct operating expenses, or revise to include the reimbursement as revenue and the cost as a direct operating expense. Please note that Rule 4-08(k) of Regulation S-X requiring these amounts to be identified as related party items should be considered in this revision.

General

9. Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3469.

Sincerely,

Justin Dobbie
Special Counsel

cc: Via Facsimile (212) 859-4000
Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP